Exhibit 2.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the “Agreement”) is effective as of August 14, 2015 (“Effective Date”) by and among TSMC Partners, Ltd., a British Virgin Islands company (“TSMC” or “Purchaser”), OmniVision Technologies, Inc. a company incorporated under the laws of Delaware, USA (“OVT”), OmniVision International Holding, Ltd. an exempted company incorporated under the Companies Law of Cayman Islands (“OmniVision Cayman”), and OmniVision Investment Holding (BVI) Ltd. a British Virgin Islands company (“OmniVision BVI”).  OVT, OmniVision Cayman, and OmniVision BVI may be collectively referred individually and collectively as “Seller” or “Sellers”.  The parties to this agreement may be referred to as a “Party” or collectively as the “Parties”.

WHEREAS OVT wholly owns all shares in OmniVision Cayman, which in turn wholly owns all shares in OmniVision BVI, which holds Seller’s shares in VisEra Cayman, and

WHEREAS TSMC wishes to purchase all shares owned by Seller in VisEra Holding Company (“VisEra Cayman”) and

WHEREAS Seller wishes to sell all its shares of VisEra Cayman in accordance with the terms of this Agreement,

NOW THEREFORE, in consideration of the mutual agreements and covenants contained herein, the Parties agree as follows:

SECTION 1

AUTHORIZATION AND SALE OF SECURITIES IN VISERA CAYMAN

1.1           Authorization.  Seller has, or before the Closing (as defined in Section 2.1) will have, duly authorized the sale pursuant to the terms and conditions hereof of certain shares in VisEra Cayman (“VisEra Stock”).

1.2           Sale of Securities.  Subject to the terms and conditions hereof, at the Closing, Seller will sell to TSMC, and TSMC agrees to purchase from OmniVision BVI, all shares of Seller’s shareholdings in VisEra Cayman at a purchase price of US$2.58 per share of VisEra Stock (the book value of VisEra Stock as of June 30, 2015).  Payment of the purchase price will be made by TSMC by check or wire transfer.

1.3           Post-Sale Price Reconciliation.  TSMC intends and will use commercially reasonable efforts to sell all of those shares in XinTec Inc. (“XinTec”) stock owned by VisEra Cayman (“XinTec Shares”) and acquired under this Agreement within 30 days (“Term”) after the date the XinTec Shares are released from restrictions from sale under Taiwan securities laws (“Release Date”), but in no event prior to the Closing, provided that such selling will not violate, or risk violating, any laws or regulations (including, but not limited to, insider trading laws) or will not materially affect XinTec’s market price at the time of sale as determined by TSMC at its sole discretion. The Term shall be automatically extended for successive one-month periods until all the XinTec Shares are sold.  If the market price of XinTec Shares falls more than 30% below the market price of XinTec Shares on the Release Date, the Term will be automatically extended for 180 days from the Release Date.

(a)                                 Reconciliations.  On a weekly basis, TSMC will notify Seller of the amount of XinTec Shares sold, the date of sale and the sale price at which the shares were sold deducting all taxes and expenses incurred or expected to incur on the sale, including but not limited to securities transaction taxes, income taxes, and brokerage fees.  Once all XinTec Shares are sold, TSMC will calculate the total proceeds from the sales (“Net Share Proceeds”). If the Net Sale Proceeds of any shares sold exceeds the price of the XinTec Shares as reflected in VisEra Cayman’s financial books on the date the VisEra Stock price is determined under Section 1.2 (“Benchmark XinTec Share Price”), TSMC will pay Seller an amount equal to the difference between the Net Sale Proceeds and the Benchmark Share Price for each share sold.  If the Net Sale Proceeds of any shares sold is less than the Benchmark XinTec Share Price, Seller will pay TSMC an amount equal to the difference between the Net Sale Proceeds and the Benchmark Share Price for each share sold.

(b)                                 No Obligation to Sell or Confer. Nothing in this Section 1.3 shall be considered an obligation for TSMC to sell shares at any price, or to confer with Seller prior to selling XinTec shares.

(c)                                  Payment Terms.  The party due to receive money after reconciliation as set forth in this section will issue an invoice (or other written instrument) to the other party for the amount owed, and the other party has 10 days to dispute the amount due under the invoice.  The invoiced party will pay the amount invoiced net 30 days.  Payment of the reconciliation amount will be made by check or wire transfer.  In the event of a dispute the parties will meet within 10 days to resolve the dispute.  If after 10 days there is no resolution to the dispute, the owing party will pay the amount of the invoice net 30 days and may take all legal steps necessary to resolve the dispute.

SECTION 2

CLOSING; DELIVERY OF VISERA STOCK

2.1           Closings.  The closing of the purchase by TSMC and the sale by Seller of the VisEra Stock (“Closing”) shall be held at TSMC’s office on no later than 30 days after receiving all relevant government approvals for the Share Purchase Transaction and the Seagull Transaction, (including US, Taiwan, and China) , but in no event later than the date of the Seagull Acquisition, or at such other time and place as agreed to by Seller and TSMC (“Closing Date”).

2.2           Delivery.  At the Closing, Seller will (1) deliver to TSMC the VisEra Stock purchased by TSMC, in exchange for payment of the purchase price therefor, and (2) execute an agreement terminating the Amended and Restated Shareholders’ Agreement dated August 12, 2005 and the Amendments thereto (“Shareholders’ Agreement”), provided that, notwithstanding Section 6.1 of the Licensing and Technical Assistance Agreement dated December 11, 2003 between VisEra Technology Company and OmniVision Cayman, such Licensing and Technical Assistance Agreement shall survive the termination of the Shareholders’ Agreement.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF SELLER

For the purposes of this Section 3, “Sellers’ knowledge” shall be limited to the actual knowledge of Sellers gained through operational interaction with VisEra Cayman and VisEra Taiwain in the normal course of business, and shall not include any interpretive knowledge gained concurrently with TSMC as a result of the parties’ oversight positions of VisEra Cayman.  Each Seller hereby represents and warrants to TSMC as of the date of this Agreement as follows:

3.1                     Organization and Standing.  Seller is a validly existing corporation in good legal standing.  Seller has the requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted.  Seller will make available to TSMC true, correct and complete copies of the respective Seller’s Certificate of Incorporation and Bylaws, each as amended to date upon request by TSMC.

3.2                     Corporate Power.  Seller has all requisite corporate power to enter into this Agreement, to sell the stock sold hereunder and to carry out and perform its other obligations under the terms of this Agreement.

3.3                     Capitalization.  Immediately prior to the Closing, to the best of Sellers’ knowledge, the capitalization of VisEra Cayman will consist of the following:

(a)                                 Shares.  A total of 120,000,000 authorized shares of common stock, of which 87,500,000 shares are issued and outstanding. There are no other classes of stock issued by VisEra Cayman.

(b)                                 Valid Issuance.  The outstanding shares of common stock are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of the relevant securities laws, or pursuant to valid exemptions therefrom.

(c)                                  Other Rights.  VisEra Cayman has no obligation (contingent or otherwise) to (i) issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness of VisEra Cayman or (ii) purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(d)                                 Seller is not aware of any outstanding options issued or granted for VisEra Stock.

3.4                     Authorization.  All corporate action on the part of Seller and its directors and shareholders necessary for the authorization, sale, and delivery of the VisEra Stock and the performance of the Seller’s obligations hereunder has been taken or will be taken prior to the Closing.

(a)                                 This Agreement will constitute valid and legally binding obligations of Seller enforceable in accordance with these terms, subject to (i) laws of general application relating to specific performance, injunctive relief or other equitable remedies, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (iii) federal or state laws limiting enforceability of the indemnification provisions.

(b)                                 To the best of Sellers’ knowledge, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, the VisEra Cayman Stock shall be duly authorized, validly issued, fully paid and non-assessable and shall be free of any liens or encumbrances, other than restrictions on transfer under applicable state and national securities laws.

(c)                                  Other than TSMC, no stockholder of VisEra Cayman or Seller has any right of first refusal or any preemptive rights in connection with the sale of the VisEra Stock.

3.5                     Subsidiaries.  To the best of Sellers’ knowledge, VisEra Cayman does not own or control, directly or indirectly, any equity interest in any other corporation, partnership, trust, joint venture, association or other entity except the shareholdings in VisEra Technologies Company, Ltd. (“VisEra Taiwan”) and XinTec.

3.6                     Governmental Consents.  All necessary qualifications and filings with any government authorities, if any, will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

3.7                     Compliance with Laws and Other Instruments; No Conflicts.  To the best of Sellers’ knowledge: 1) VisEra Cayman has at no time been, and is not, in violation or default of any provisions of its Certificate of Incorporation or Bylaws, each as amended to date, and has complied in all material respects with all applicable laws, regulations, judgments, decrees or orders of the Taiwan government and all states, foreign countries or other governmental bodies and agencies having jurisdiction over the VisEra Cayman’s business or properties, and 2) VisEra Cayman is not in breach of or default under or, to its knowledge, alleged to be in breach of or default under, any material lease, license, contract, agreement, instrument or obligation to which it is a party or its properties are subject. Seller does not know of any condition or circumstances that, currently or after notice or the lapse of time, is likely to result in a breach of, default under or loss of material benefits under any lease, license, contract, agreement, instrument or obligation.  The execution, delivery and performance of this Agreement and the issuance and sale of the VisEra Stock, will not result in any such violation or default or result in any lien upon any of the properties or assets of VisEra Cayman and will not accelerate performance under the terms of any agreement or instrument or result in the suspension, revocation, impairment or forfeiture or nonrenewal of any permit, license, authorization or approval applicable to VisEra Cayman.

3.8                     Registration and Voting Rights.  Seller has not granted or agreed to grant to any person or entity any rights (including piggyback registration rights) to have any securities of VisEra Cayman registered with any other governmental authority including Taiwan.  To the best of Sellers’ knowledge no stockholder of the Company has entered into any agreement with respect to the voting of equity securities of the Company.

3.9                     Litigation.  To the best of Sellers’ knowledge, there is no litigation, action, suit or proceeding, or governmental inquiry or investigation, pending, or, to the best of the Seller’s knowledge, threatened against VisEra Cayman which might result in a Material Adverse Effect as defined in this section below or result in any change in the current equity ownership of VisEra Cayman, nor, to Seller’s knowledge, is there any reasonable basis for any of the foregoing.  The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened (or any basis therefor known to Seller) involving the prior employment of any of Seller Taiwan’s employees, their use in connection with Seller’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.  To the best of Seller’s knowledge, VisEra Cayman is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.  There is no action, suit, proceeding or investigation currently pending or which VisEra Cayman intends to initiate.  For the purposes of this Agreement, a Material Adverse Effect means a significant and negative impact on the value of VisEra Stock or the benefit of the Agreement to TSMC.

3.10              Absence of Certain Changes.  To the best of Sellers’ knowledge, since December 31, 2014 there has not been:

(a)                                 any change in the assets, liabilities, financial condition or operating results of VisEra Cayman from that reflected in the Financial Statements, except for changes in the ordinary course of business that have not had, or could not reasonably be expected to have, a Material Adverse Effect;

(b)                                 any change in the contingent obligations of VisEra Cayman by way of guarantee, endorsement, indemnity or warranty, that has or could reasonably be expected to have a Material Adverse Effect;

(c)                                  any damage, destruction or loss, whether or not covered by insurance, that has had or could reasonably be expected to have a Material Adverse Effect;

(d)                                 any waiver by VisEra Cayman of a valuable right or of a material debt owed to it;

(e)                                  any change or amendment to an agreement by which VisEra Cayman or any of its assets or properties is bound or subject that has had or could reasonably be expected to have a Material Adverse Effect;

(f)                                   any loans or guarantees made by VisEra Cayman to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(g)                                  any resignation or termination of any executive officer or key employee of VisEra Cayman (if any), and, other than as may be related to Section 5.2 herein, VisEra Cayman is not aware of any impending resignation or termination of employment of any such officer or key employee;

(h)                                 any material change in any compensation arrangement or agreement with any employee (if any);

(i)                                     any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets (if any);

(j)                                    any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by VisEra Cayman, except in the ordinary course of business and that is not material to the business, properties, prospects or financial condition of VisEra Cayman;

(k)                                 any declaration, setting aside or payment or other distribution in respect of any of VisEra Cayman capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by VisEra Cayman;

(l)                                     any mortgage, pledge, transfer of a security interest in, or lien, created by VisEra Cayman, with respect to any of its material properties or assets, except liens for taxes not yet due or payable;

(m)                             any debt, obligation or liability incurred, assumed or guaranteed by VisEra Cayman except for those incurred in the ordinary course of VisEra Cayman’s business and in amounts which would not have a Material Adverse Effect;

(n)                                 any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect; or

(o)                                 any agreement or commitment by VisEra Cayman to do any of the things described in this Section 3.10.

3.11              Taxes.  To the best of Sellers’ knowledge, VisEra Cayman has timely filed or has obtained presently effective extensions with respect to all national, state, county, local and foreign tax returns which are required to be filed by it.  All filed returns are true and correct in all material respects and all taxes shown thereon to be due have been timely paid with exceptions not material to the Company.  The provision for taxes of the Company as shown in the Financial Statements is adequate for taxes due or accrued as of the date thereof.  The Company has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge.  None of the Company’s national income tax returns and none of its state income or franchise tax or sales or use tax returns have ever been audited by governmental authorities.  Since the date of the Financial Statements, VisEra Cayman has not incurred any taxes, assessments or governmental charges other than in the ordinary course of business and VisEra Cayman has made adequate provisions on its books of account for all taxes, assessments and governmental charges with respect to its business, properties and operations for such period.

3.12              Property and Assets.  To the best of Sellers’ knowledge, VisEra Cayman has good and marketable title to all of its material properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, security interest, lease, charge or encumbrance, other than liens resulting from taxes which have not yet become delinquent and liens and encumbrances which do not in any case materially detract from the value of the property subject thereto or materially impair the operations of VisEra Cayman, and which have not arisen otherwise than in the ordinary course of business.  With respect to any property and assets it leases, VisEra Cayman is in compliance with such leases in all material respects and, to the best of Seller’s knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances.  Any facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company are in good operating condition and repair (subject to ordinary wear and tear) and are reasonably fit and usable for the purposes for which they are being used.

3.13              Intellectual Property. To the best of Sellers’ knowledge:

(a)                                 Except for the Memorandum of Understanding regarding Green Red Blue Clear process technology dated September 4, 2012, the Intellectual Property and Equipment Sale and Transfer Agreement dated June 20, 2011, the Technology Development Collaboration and License Agreement dated August 30, 2007, and the Licensing and Technical Assistance Agreement dated December 11, 2003, all of which have beem made available to TSMC, VisEra Cayman is not bound by or a party to any options, licenses or agreements of any kind with respect to the intellectual property rights of Seller or any other person or entity.

(b)                                 VisEra Cayman has received no written notice that it is infringing upon, violating or otherwise acting adversely to, or that by conducting its business as proposed it would infringe upon, violate or otherwise act adversely to, the right or claimed right of any person or entity under or with respect to any intellectual property rights or licenses of third parties.  VisEra Cayman is not obligated or under any liability to make payments by way of royalties, fees or otherwise to any owner, licensor of, other claimant to, or party to any option, license or agreement of any kind with respect to, any intellectual property rights.

(c)                                  No employee is obligated under any contract (including licenses, covenants, proprietary information agreements or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to VisEra Cayman or that would conflict with VisEra Cayman’s business as currently proposed to be conducted.

(d)                                 No university or government personnel have been directly involved in any research and development activities for VisEra Cayman.

3.14                       Insurance.  To the best of Sellers’ knowledge, VisEra Cayman maintains insurance with respect to its properties and business of the kinds and in the amounts not less than are customarily obtained by corporations of established reputation engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft and public liability.

3.15                       Material Contracts and Obligations.  To the best of Sellers’ knowledge:

(a)                                 Except for agreements explicitly contemplated herein there are no material agreements, understandings or proposed transactions between VisEra Cayman and any of its officers, stockholders, or directors.

(b)                                 VisEra Cayman has not (i) incurred or guaranteed any indebtedness for money borrowed or any other liabilities (other than trade payables incurred in the ordinary course of business) individually in excess of $20,000 or, in the case of indebtedness and/or liabilities individually less than $20,000, in excess of $50,000 in the aggregate, (ii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iii) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

(c)                                  For the purposes of subsections (b) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities VisEra Cayman has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

3.16              Waiver of Rights in the Amended and Restated Shareholders’ Agreement.  Upon the  Closing Date, Sellers will provide a written waiver of any and all of its rights to participate in the management of VisEra under the Shareholders’ Agreement entered into and effective between TSMC and Sellers, as fully amended, including without limitation, to:

(a)                                 Nominate a Supervisor to VisEra Taiwan as set forth in Section 5.3.

(b)                                 Nominate any members of the Board, as permitted in Section 5.5.

(c)                                  Mutually agree upon an Officer as set forth in Section 5.6.

(d)                                 Establish and participate in any Advisory Committee as set forth in Sections 5.17 and 5.18.

(e)                                  In the case of intended withdrawal as set forth in Section 6.3, obligate TSMC to buy shares as set forth in Section 6.3(e)

3.17              Books and Records.  To the best of Sellers’ knowledge, the minute books of VisEra Cayman contain complete and accurate records of all meetings and other corporate actions of its shareholders and its Board of Directors and committees thereof.  The stock ledger of VisEra Cayman is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the company.

3.18              Disclosures.  This Agreement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.  Seller has provided TSMC with all material information requested by TSMC, if any, in connection with their decision to purchase the VisEra Stock.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

TSMC hereby represents and warrants as follows:

4.1                     Authorization.  This Agreement, subject to Seller’s and TSMC Board’s approval, will constitute the valid and legally binding obligation of TSMC enforceable in accordance with its terms, subject to (i) laws of general application relating to specific performance, injunctive relief or other equitable remedies, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (iii) federal or state laws limiting enforceability of the indemnification provisions in the Rights Agreement.  TSMC has full power and authority to enter into this Agreement.

4.2                     Access to Information.  TSMC has had an opportunity to discuss the VisEra Cayman’s business, management and financial affairs with Seller’s management and the opportunity to inspect VisEra Cayman’s books and records and material contracts as TSMC deemed necessary to its determination to purchase the VisEra Stock.

4.3                     Offer and Sale.  TSMC was not offered or sold VisEra Stock, directly or indirectly, by means of any form of general solicitation or general advertisement, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio or (ii) any seminar or other meeting whose attendees had been invited by general solicitation or general advertising.

SECTION 5

CONDITIONS TO PURCHASERS’ OBLIGATIONS AT CLOSING

The obligations of TSMC under Sections 1 and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing of each of the following conditions:

5.1           Performance of Obligations; Consents and Waivers.  Seller has performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date (including but not limited to necessary corporate actions) and has obtained all approvals, consents and qualifications related to the purchase and sale described herein (including but not limited to the approval by investment and antitrust authorities of the US and China for the acquisition of OVT by Seagull International, Ltd. et, al.) (the “Seagull Acquisition”), except for such that may be properly and timely obtained subsequent to the Closing.  If the Seagull Acquisition has not closed prior to April 30, 2016, then this Agreement will automatically terminate without liability or further obligation to either party.

5.2           VisEra Corporate Actions.  Effective as of the Closing, VisEra Taiwan and VisEra Cayman has taken shall have taken all corporate actions necessary to replace the Seller-nominated Director with a TSMC-nominated Director for both VisEra Taiwan and VisEra

Cayman, and replace the Seller-nominated Supervisor for VisEra Taiwan with a TSMC-nominated Supervisor.

5.3           TSMC Corporate Actions.  TSMC and its parent company Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC Ltd.”) has taken all corporate actions necessary, including TSMC Ltd. board of directors’ approval, for the purchase of the VisEra Stock and for the performance of TSMC’s obligations hereunder.

5.4           Compliance Certificate.  Seller has delivered to TSMC a certificate dated as of the Closing, signed by a duly authorized representative, certifying that the conditions set forth in Sections 5.1 and 5.2 have been satisfied, stating that there shall have been no adverse change in the business, affairs, operations, properties, assets or conditions of VisEra Cayman since December 31, 2014.

5.5           TSMC’s Receipt of Government Consents.  TSMC has obtained all approvals, consents and qualifications, if any, necessary to complete the purchase and sale described herein, except for such that may be properly and timely obtained subsequent to the Closing.

5.6           Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to TSMC and their counsel, and TSMC and their counsel shall have received all such counterpart originals or certified or other copies of such documents as TSMC may reasonably request.

SECTION 6

CONDITIONS TO SELLER’S OBLIGATIONS AT CLOSING

Sellers’s obligation to sell and issue the VisEra Stock at Closing is subject to the fulfillment of the following conditions, any of which may be waived by the Seller:

6.1           Representations and Warranties.  The representations and warranties made by TSMC in Section 4 hereof shall have been true and correct when made and shall be true and correct on the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

6.2           Consents and Waivers.  TSMC shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

SECTION 7

MISCELLANEOUS

7.1           Entire Agreement; Amendment.  This Agreement and the exhibits to this Agreement constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly superseded hereby.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party against whom enforcement of any such amendment or waiver is sought. TSMC may terminate this Agreement without further obligation or liability to Seller if it is unable to obtain government approvals or board approvals as described in this Agreement.

7.2           Indemnification.

(a)                                 Seller shall defend or settle, at Seller’s option and expense, any claim made or lawsuit, action, investigation or proceeding brought against TSMC by a third party or a government regulator to the extent the claim arises out of or is related to TSMC’s or Seller’s performance under this Agreement, and to the extent the claim does not arise from TSMC’s negligence or wilfull misconduct (“Claim”).  For the purposes of this Section, TSMC’s performance under this Agreement shall end, with respect to the Xintec Shares, upon the sale of the last Xintec share, and with respect to VisEra, upon Closing, unless otherwise expressly extended by the parties in writing.  Seller shall indemnify TSMC and hold TSMC harmless from all liabilities, costs, and fees (including without limitation reasonable legal fees and expenses) incurred by TSMC which are attributable to a Claim and shall pay any settlement amounts or damages finally awarded by a court of competent jurisdiction in such Claim. OVT’s obligations under this Section 7.2 are subject to TSMC: (i) promptly notifying Seller in writing of the Claim, (ii) permitting Seller to defend or settle the Claim, and (iii) providing Seller, at Seller’s expense, reasonable assistance, information, and authority to defend or settle the Claim.  TSMC may, but has no obligation to, be represented by counsel of its choice to participate in the defense or settlement of the Claim.  TSMC shall bear the expense of engaging that counsel.  Seller shall not settle any Claim without the prior written consent of TSMC.

(b)                                 In addition to the indemnity obligations set forth above, Seller shall pay to TSMC any reasonable costs incurred by TSMC related to the disposal of shares in XinTec.

7.3           Covenant Not To Sue. Seller covenants hereby, as a material inducement to TSMC to enter into this Agreement and purchase the VisEra Stock at the price hereunder, not to sue TSMC for failure to sell shares of XinTec stock at a particular time or price, or for failure to get government or board approvals as described under this Agreement.

7.4           Governing Law.  This Agreement shall be governed in all respects by the internal laws of the State of California, without reference to principles of choice of law. All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one arbitrator appointed in accordance with the said Rules. The arbitration shall be held in Santa Clara County, California.

7.5           Survival.  Unless otherwise set forth in this Agreement, the representations, warranties, indemnity obligations, covenants and other agreements made herein shall survive the execution and delivery of this Agreement and the Closing for the periods described herein and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of TSMC or Seller.  All statements as to factual matters contained in any certificate delivered by Seller pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by Seller hereunder.  Sellers’ representations and warranties shall survive for the greater of one year from Closing, or until such time as all reconciliations required under this Agreement have been completed.  Sellers’ indemnification obligations shall survive to the extent necessary to resolve Claims made within the statutory periods associated with and determined by any particular Claim.

7.6           Successors and Assigns.  Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.  TSMC shall not assign this Agreement to any entity that is not controlled by, in control of, or under common control with TSMC.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.7           Notices, Etc.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon actual delivery to the party to be notified, (ii) one business day after deposit with a recognized overnight courier, addressed (a) if to TSMC, to the address listed in the signature page below, (b) if to Seller, at the following address:

OmniVision Technologies, Inc 4275 Burton Drive Santa Clara, CA 95054 USA Attention: General Counsel	OmniVision International Holding, Ltd. c/o OmniVision Technologies, Inc 4275 Burton Drive Santa Clara, CA 95054 Attention: General Counsel	OmniVision Investment Holding (BVI) Ltd. c/o OmniVision Technologies, Inc 4275 Burton Drive Santa Clara, CA 95054 Attention: General Counsel

or (c) at such other address as a party shall have furnished to the other upon 10 days’ notice.

7.8           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

7.9           Titles and Subtitles; References.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

7.10              Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith.  In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

7.11              Expenses.  Each Party shall each bear their respective expenses and legal fees incurred in connection with the negotiation and consummation of this Agreement.

7.12              Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to TSMC, upon any breach or default of Seller under this Agreement, shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  It is further agreed that any waiver, permit, consent or approval of any kind of character on TSMC’s part of any breach or default under this Agreement, or any waiver on TSMC’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing and that all remedies, either under this Agreement, or by law or otherwise afforded to TSMC, shall be cumulative and not alternative.

7.13              Attorney Fees.  Notwithstanding any other provision herein, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or the exhibits hereto, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which such party may be entitled.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the date first set forth above.

SELLERS:	OMNIVISION TECHNOLOGY, INC.

	By:	/s/ Henry Yang
Printed Name: Henry Yang
	Title:	Chief Operating Officer
	Date:	August 19, 2015

OMNIVISION INTERNATIONAL HOLDING, LTD.

	By:	/s/ Henry Yang
Printed Name: Henry Yang
	Title:	Chief Operating Officer
	Date:	August 19, 2015

OMNIVISION INVESTMENT HOLDING (BVI) LTD.

	By:	/s/ Henry Yang
Printed Name: Henry Yang
	Title:	Chief Operating Officer
	Date:	August 19, 2015

PURCHASER:	TSMC PARTNERS, LTD.

	By:	/s/ Wendell Huang
Printed Name: Wendell Huang
	Title:	Senior Director
	Date:	August 19, 2015
Address: 8 Li-Hsin 6 Rd., Hsinchu Science Park, Hsinchu, Taiwan (R.O.C) 300-78